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January 26, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Abigail Adams and Celeste Murphy

Re:	Roth CH Acquisition I Co. Parent Corp. Amendment No. 1 to Registration Statement on Form S-1 Filed December 31, 2020 File No. 333-251034

Dear Mmes. Adams and Murphy:

On behalf of our client, Roth CH Acquisition I Co. Parent Corp., a Delaware corporation (the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”) with respect to the above-referenced Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”) filed on December 31, 2020 contained in the Staff’s letter dated January 21, 2021 (the “Comment Letter”). Please note that our responses below, insofar as relevant information relates to PureCycle Technologies LLC (“PCT”) or matters arising from PCT’s participation in the preparation of the Registration Statement, are based on our discussions with and information received from PCT or its counsel, Jones Day, who have similarly participated in the preparation and review of this response letter.

The Company has filed via EDGAR its Amendment No. 2 to the Registration Statement (as amended, the “Amended Registration Statement”), which reflects responses to the comments received from the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by such response. All page references in the responses set forth below refer to the page numbers in the Amended Registration Statement. All capitalized terms used but not defined herein have the meanings ascribed to such terms in the Amended Registration Statement.

Amendment No. 1 to Registration Statement on Form S-1

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United States Securities and Exchange Commission January 26, 2021 Page 2

Explanatory Note, page i

1.	Our oral comment sought your analysis regarding whether it was appropriate to include the the resale of the shares to be received by the investors in the PIPE transaction which is not yet completed. We referred you to Securities Act Section 5 Compliance & Disclosure Interpretation ("CD&I") No. 139.11. We understand from your oral response that you believe the investors are irrevocably bound to purchase the PIPE shares. We note from our discussion and disclosure in the registration statements, that filing this registration statement within 10 days of filing the Form S-4 registration statement was a condition of the PIPE transaction, and that this condition was included, at least in part, to avoid any delay of the resale registration statement related to potential staff review. Confirm, if true, that you do not intend to seek acceleration of this registration statement until the reorganization transaction describe in the related S-4 is completed. If that is not accurate, please advise.

In this regard, we note that although the legal opinion addresses legality of the shares of the resulting company, after the business combination transaction, the cover page of this registration statement names Roth as the issuer (with a note regarding the name change upon closing), and speaks to the S-4 business combination transaction as a future event. Once the business combination transaction has closed, revise this registration statement, particularly the cover page, to clarify the issuer of the shares and the description of the shares offered for sale, reflecting the consummation of the transaction. Also revise the legal opinion accordingly.

Response: The Company confirms the Staff’s understanding regarding the negotiations concerning the timing of initial filing of the Registration Statement as discussed with the Staff: the PIPE investors sought to have the resale Registration Statement filed prior to the closing date of the Business Combination to allow sufficient time to respond to any issues noted by the Staff in its review of the Registration Statement with a view towards effectiveness on the closing date as contemplated by the PIPE Registration Rights Agreement. The Company confirms it does not intend to seek acceleration of the Amended Registration Statement until the Business Combination is completed, although it would request the Staff’s flexibility regarding providing acceleration requests in this regard pursuant to Securities Act Rule 461 in advance of the closing date so that the Amended Registration Statement may be declared effective upon confirmation of filing of relevant merger documentation (including the Combined Company’s Amended and Restated Certificate of Incorporation (the “A&R CoI”)) with the Delaware Secretary of State. In this regard, the Company would not request acceleration pursuant to Rule 461 until it had determined that the stockholders of ROCH had approved the Business Combination, the full amount of proceeds in respect of the PIPE Investment was being held in escrow under the relevant Subscription Agreements and the NASDAQ Stock Market had approved the Combined Company’s application for listing of the shares, warrants and units to be issued in the Business Combination. Furthermore, should any issues arise on the closing date, the Company would promptly inform the Staff prior to effectiveness and withdraw the acceleration request to allow appropriate updating disclosures to the Registration Statement.

United States Securities and Exchange Commission January 26, 2021 Page 3

The legal opinion addressing the legality of the shares registered for resale pursuant to the Registration Statement concerns the shares to be issued by Roth CH Acquisition I Co. Parent Corp., the current registrant and the proposed issuer of such shares. Aside from the change in name, the adoption of the A&R CoI in the RH Merger step of the Business Combination has no effect on the applicability of the legal opinion or the validity of the shares it covers. The Company currently intends to file both a final prospectus pursuant to Rule 424(b) and a “super 8-K” regarding the closing of the Business Combination under the name “PureCycle Technologies, Inc.” These filings will result in the EDGAR filings for Roth CH Acquisition I Co. Parent Corp. - including the Registration Statement - all appearing under “PureCycle Technologies, Inc.” as is customary for SPACs that have completed their business combination. To the extent the Staff so requires, Loeb & Loeb LLP would be willing to refile the validity opinion promptly after the closing of the Business Combination using the name “PureCycle Technologies, Inc.” and without assuming the consummation thereof on a post-effective amendment pursuant to Rule 462(d).

Appropriate changes to characterize the Business Combination in the appropriate tense so that the Amended Registration Statement will be accurate upon effectiveness in response to the Staff’s comment are reflected on the cover pages of the Registration Statement and the Prospectus, the Explanatory Note and pages 5-6, 7-10, 17, 19-20, 40, 49, 50, 66, 107-108, 110, and 128 of the Amended Registration Statement. As noted above, in the event of unforeseen issues arising from the Special Meeting or the closing of the Business Combination (including regarding any material waivers granted in connection therewith), the Company undertakes to promptly revise the Amended Registration Statement prior to effectiveness so that updating disclosures may be included and provide the Staff time for review prior to any renewed request for acceleration of effectiveness.

2.	Continue to revise the document in light of the comments on the related Form S-4, including updating the executive and director compensation information for the year ended December 31, 2020.

Response: Changes in response to the Staff’s comment and to conform to changes contained in the recently amended related Form S-4 are reflected on pages 11, 23, 32-33, 49-50, 61, 66, 68, 70-72, 76, 78-83, 87-89, 98-101, 103, 105-110, 112, 117-118, and 124-125 of the Amended Registration Statement.

United States Securities and Exchange Commission January 26, 2021 Page 4

Selling Stockholders, page 120

3.	Please identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the shares held by the trusts and other entities identified in the table. Refer to Item 403 of Regulation S-K.

Response: Changes in response to the Staff’s comment are reflected on pages 119-123 of the Amended Registration Statement.

Please do not hesitate to contact Norwood Beveridge at (914) 374-4205 or Mitchell Nussbaum at (212) 407-4159 of Loeb & Loeb LLP or Joel T. May at (404) 581-8967 of Jones Day with any questions or comments regarding this letter.

Sincerely, Loeb & Loeb LLP

cc:	Gordon Roth Roth CH Acquisition I Co. Parent Corp.

Michael Otworth
PureCycle Technologies LLC

Joel T. May, Esq.
Patrick S. Baldwin, Esq.

Jones Day

Robert F. Charron, Esq.
Ellenoff, Grossman & Schole LLP